CITY DEVELOPMENTS LIMITED

城市發展有限公司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 2212266 (30 LINES) FAX: 2232746

Our Ref : GCSS-EL/1116/02/LTR

18 May 2002

[redacted]

02034317

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Announcement dated 14 May 2002 (Republic Hotels & Resorts Limited – Final & Special Dividend for year 2001 – Change in Corporate Tax);

(ii) Announcement dated 15 April 2002 with enclosure (Republic Hotels & Resorts Limited – Appointment of Director);

(iii) Letter dated 15 April 2002 (Republic Hotels & Resorts Limited – Retirement/Appointment of Directors); and

(iv) Letter dated 15 April 2002 (Republic Hotels & Resorts Limited – Resolutions passed at the Annual General Meeting and the Extraordinary General Meeting).

Regards,

Yours faithfully,

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

Please reply to Group Corporate Secretarial Services Department
36 Robinson Road #04-01 City House, Singapore 068877
Fax: (65) 6225 4959 / Writers' DDI : 68778278
Registered Address: 36 Robinson Road, #04-01City House, Singapore 068877

REPUBLIC HOTELS & RESORTS LIMITED

Resolutions Passed at the Annual General Meeting and the Extraordinary General Meeting

15 May 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Resolutions Passed at the Annual General Meeting and the Extraordinary General Meeting

We wish to advise that at the Thirty-Fourth Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") held on 15 May 2002, all the resolutions relating to the matters set out in the Notices of the AGM and the EGM, both dated 12 April 2002 were duly passed by the shareholders, including the declaration of the Final Dividend of 2% less 22.0% income tax and the Special Dividend of 2.5% less 22.0% income tax, both in respect of the year ended 31 December 2001.

Yours faithfully
REPUBLIC HOTELS & RESORTS LIMITED

BOEY MUI TIANG
Company Secretary

Submitted by Boey Mui Tiang, Company Secretary on 15/05/2002 to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

Retirement/Appointment of Directors

15 May 2002

Head. Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Retirement/Appointment of Directors

We wish to announce the retirement of Dato' Rudolf Peter Voremberg as a Director of the Company at its 34th Annual General Meeting held on 15 May 2002. The Board of Directors wishes to place on record its appreciation to Dato' Voremberg for his past support and contribution to the Company.

We also wish to announce that Dr. Manfred Otto Barth has been appointed as a Director of the Company with effect from 15 May 2002. Dr. Barth is considered an independent director pursuant to Clause 902(4)(a) of the Listing Rules of the Singapore Exchange.

The details of Dr. Barth as required under Clause 902 of the Listing Rules, are set out in the prescribed Announcement of Appointment of Director.

Yours faithfully
REPUBLIC HOTELS & RESORTS LIMITED

Boey Mui Tiang
Company Secretary

Submitted by Boey Mui Tiang, Company Secretary on 15/05/2002 to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

Announcement Of Appointment Of Director

Date of appointment:	15/05/2002
Name:	Dr. Manfred Otto Barth
Age:	63
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	No
Working experience and occupation(s) during the past 10 years:	<u>2000 - 2001</u> Senior Advisor, Allianz Group (Hermes & Euler) - Responsibilities include providing advice, training and guidance on financial matters and marketing functions. <u>1990 - 1999</u> Managing Director, Dresea Dresdner S.E.A. Ltd - Responsibilities include overall planning and implementation of management and marketing functions, including identification, evaluation and negotiation of investment and management business opportunities. <u>1990 - 1999</u> General Manager, Dresdner Bank, Singapore Branch - Responsibilities include overall planning and implementation of management and marketing functions.

Other directorships

Past (for the last five years)

1995 - 2001	President. German Business Association, Singapore
1999 - 2000	Board Member, Singapore Trade Development Board
1993 - 1998	Board Member, Board of Commissioners of Currencies, Singapore

Present

2001 - Present	Director. Hong Leong Singapore Finance Limited
2000 - Present	President. Goethe-Institut Inter Nationes Singapore
1989 - Present	Executive Board Member, Cam Tech Singapore

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
Yes ● No

1(c) Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
Yes ● No

3. Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
Yes ● No

5. Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
Yes ● No

`8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
Yes ● No

9. Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?
Yes ● No

Submitted by Boey Mui Tiang, Company Secretary on 15/05/2002 to the SGX

MASNET No. 110 OF 14.05.2002
Announcement No. 134

REPUBLIC HOTELS & RESORTS LIMITED

Final and Special Dividend for year 2001 – Change In Corporate Tax

The Company had previously announced on 13 March 2002, a final dividend of 2% less 24.5% income tax and a special dividend of 2.5% less 24.5% income tax for the financial year ended 31 December 2001.

In view of the recent Budget Announcement made on 3 May 2002 on the reduction of the Singapore corporate income tax rate from 24.5% to 22%, payment of the proposed final dividend of 2% and special dividend of 2.5% will now be less 22% income tax instead of 24.5%.

The proposed final dividend of 2% and special dividend of 2.5%, if approved by the shareholders at the Company's forthcoming Annual General Meeting on Wednesday, 15 May 2002, will be paid on 6 June 2002.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 14/05/2002 to the SGX